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September 24, 2010		Writer’s Direct Contact 858.720.5141 SStanton@mofo.com

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Evan S. Jacobson, Attorney-Advisor

Re:	Cogent, Inc.
Schedule 14D-9 Filed on September 10, 2010
As Amended on September 16, 2010
File No. 005-80576

Ladies and Gentlemen:

We are writing on behalf of our client, Cogent, Inc., a Delaware corporation (the “Company”) in response to a letter of comment from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Company dated September 20, 2010 (the “Staff Letter”). Concurrently herewith the Company is filing with the Commission an Amendment No. 2 (“Amendment No. 2”) to the Company’s Schedule 14D-9 filed on September 10, 2010 (the “Schedule 14D-9”). In addition, we are also transmitting to the Staff, via overnight delivery, a copy of the Schedule 14D-9 that is marked to show the changes set forth in Amendment No. 2.

The paragraphs below numbered 1 through 18 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Securities and Exchange Commission

September 24, 2010

Page Two

Identity and Background of Filing Person, page 1

Tender Offer, page 1

1.	In the last sentence on page 1, you state “[t]he Merger Agreement has been included as an exhibit to this Schedule to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Cogent or 3M in Cogent’s or 3M’s public reports filed with the SEC.” We note similar language in the second sentence of the second full paragraph on page 8. The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely. See Exchange Act Release No. 34-51283 (March 1, 2005).

In Amendment No. 2, the Company has revised the paragraphs of the Schedule 14D-9 referenced in the Staff’s comment.

2.	The last sentence of the carryover paragraph on page 2 states that the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Cogent, 3M or Purchaser. Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

The Company confirms that, notwithstanding the inclusion of the general disclaimer in the paragraph referenced in the Staff’s comment, the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

Past Contracts, Transactions, Negotiations, and Agreements, page 2

3.	Please revise the first paragraph of this section to provide a more detailed discussion of the extent of your business relationship with 3M.

The Company has determined that the disclosure referenced in the Staff’s comment is unnecessary as the business relationship is not material, and in Amendment No. 2 the Company has removed such disclosure.

4.	Please tell us what consideration you have given to including a table that summarizes the proceeds to each of your directors and executive officers.

In Amendment No. 2, the Company has included a table that summarizes the proceeds to each of its directors and executive officers.

Securities and Exchange Commission

September 24, 2010

Page Three

Arrangements between Mr. Hsieh and 3M or Purchaser, page 7

5.	In the last sentence on page 7 and the carryover on page 8, you state that the summary of the Voting and Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Tender Agreement. We note similar language elsewhere in the Schedule 14D-9. Please revise such statements to eliminate the suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

In Amendment No. 2, the Company has revised the statements referenced in the Staff’s comment to suggest that investors see the exhibit for the complete terms of the agreement.

Arrangements Among 3M or Purchaser, page 8

6.	The third sentence of the second full paragraph on page 8 states that “the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Cogent, 3M or Purchaser.” In addition, the penultimate sentence of this paragraph states that stockholders “should not rely on the representations and warranties as a characterization of the actual state of facts as of the date of the Merger Agreement or as of the date of this Schedule since they were modified by Cogent’s confidential disclosure letter.” The fact that a required exhibit, such as a merger agreement, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 34-51283 (March 1, 2005). Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely.

In Amendment No. 2, the Company has removed the paragraph of the Schedule 14D-9 referenced in the Staff’s comment.

The Solicitation or Recommendation, page 8

Background, page 9

7.	We note that Company D extended a preliminary non-binding indication of interest at a range of prices higher than 3M’s offer. We also note that Company D never terminated negotiations with the company. Please tell us what consideration you have given to disclosing the name of Company D to allow security holders to evaluate the current tender offer while in possession of all material information.

Securities and Exchange Commission

September 24, 2010

Page Four

The terms of an agreement between the Company and Company D prohibit the Company from disclosing the name of Company D. Further, the Company believes that the Schedule 14D-9 contains all material information necessary to allow security holders to evaluate the tender offer. The material terms of Company D’s indication of interest are disclosed, as well as the material contacts and discussions among the Company and Company D. In addition, in Amendment No. 2, the Company has revised its disclosure to clarify that the Company determined that a transaction with Company D presented antitrust and other regulatory approval issues.

Reasons for Recommendations, page 16

8.	This section refers to a wide variety of factors considered by your board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board’s position. Please revise this section to clarify which of the factors are in fact reasons in support of your board’s decision to recommend that stockholders accept the tender offer.

In Amendment No. 2, the Company has amended Item 4 of the Schedule 14D-9 to clarify which of the factors are reasons in support of the Board’s recommendation.

Financial Market Conditions; Historical Trading Process, page 17

9.	Please quantify the enterprise value per share.

In Amendment No. 2, the Company has amended the Schedule 14D-9 to quantify the enterprise value per share.

Voting and Tender Agreement, page 19

10.	Please revise to disclose whether the board considered that the option granted to the bidder in the agreement could: (i) limit, in any material way, the board’s ability to consider, recommend, or accept a competing bid, or (ii) create a significant barrier to potential competing bidders.

In Amendment No. 2, the Company has enhanced the disclosure in the Schedule 14D-9 relating to the Board’s consideration of the Voting and Tender Agreement. The Company has also revised Item 9 of the Schedule 14D-9 to include a reference to the corrected Voting and Tender Agreement.

Opinion of Cogent’s Financial Advisor, page 20

11.	Please describe the financial forecasts reviewed by Credit Suisse referenced in the second bullet point on page 20.

Securities and Exchange Commission

September 24, 2010

Page Five

In Amendment No. 2, the Company has revised the bullet point referenced in the Staff’s comment to describe the financial forecasts reviewed by Credit Suisse.

Selected Public Company Analysis, page 22

12.	Please disclose which multiples were reviewed by Credit Suisse instead of referring to “various multiples.” Also, disclose the nature of the “financial estimates” used by Credit Suisse.

In Amendment No. 2, the Company has revised the provisions referenced in the Staff’s comment to disclose which multiples were reviewed by Credit Suisse and the nature of the financial estimates used by Credit Suisse.

Selected Transaction Analysis, page 23

13.	Please disclose which transaction values and multiples were reviewed by Credit Suisse instead of referring to “certain transaction values and multiples.”

In Amendment No. 2, the Company has revised the provisions referenced in the Staff’s comment to disclose the transaction values and the multiples that were reviewed by Credit Suisse.

Discounted Cash Flow Analysis, page 24

14.	Please describe the financial projections used by Credit Suisse and quantify the terminal values used in the analysis.

In Amendment No. 2, the Company has revised the provisions referenced in the Staff’s comment to describe the financial projections used by Credit Suisse and quantify the terminal values used in the analysis.

Additional Information, page 26

Prospective Financial Information, page 29

15.	We note in the offer document that company management prepared financial projections through 2015 and shared those projections with potential bidders. Please revise the first sentence of the third paragraph on page 29 which refers to the purpose for which the projections were prepared and disclose the projections through 2015.

Securities and Exchange Commission

September 24, 2010

Page Six

In Amendment No. 2, the Company has (i) revised the paragraph referenced in the Staff’s comment which refers to the purpose for which the projections were prepared and (ii) disclosed the projections through 2015.

16.	In the penultimate paragraph on page 29, you refer to the unaudited projected financial information and state that Cogent, 3M, Purchaser and their financial advisors and affiliates do not assume any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited projected financial information. Please revise to eliminate the statement that you do not bear any responsibility for disclosure that you prepared and included in your Schedule 14D-9.

In Amendment No. 2, the Company has revised the paragraph referenced in the Staff’s comment to eliminate the statement that the Company does not bear any responsibility for disclosure that it prepared and included in the Schedule 14D-9.

17.	We note that you have included non-GAAP financial measures in the prospective financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In Amendment No. 2, the Company has included the disclosure required by Rule 100 of Regulation G.

Forward-Looking Statements, page 30

18.	We note your statement that you assume no obligation and do not intend to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

In Amendment No. 2, the Company has revised the paragraph referenced in the Staff’s comment to clarify that the Company will amend the Schedule 14D-9 and promptly disseminate revised information in the event that the Company’s existing disclosure materially changes.

*        *        *

Securities and Exchange Commission

September 24, 2010

Page Seven

Attached hereto please find the written acknowledgement from the Company requested by the Staff on pages 4 – 5 of the Staff Letter.

Please direct any further comments or questions to Nate Jensen at (858) 720-7912. I can also be reached at (858) 720-5141.

Sincerely,

/s/ Scott M. Stanton
Scott M. Stanton

cc:	Paul Kim (Cogent, Inc.)
J. Nathan Jensen (Morrison & Foerster LLP)

September 24, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Evan S. Jacobson, Attorney-Advisor

Re:	Cogent, Inc.

Schedule 14D-9 Filed on September 10, 2010

As Amended on September 16, 2010

File No. 005-80576

Ladies and Gentlemen:

Pursuant to a letter of comment from the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Cogent, Inc., a Delaware corporation (the “Company”), dated September 20, 2010, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Paul Kim
Paul Kim
Chief Financial Officer
Cogent, Inc.